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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  December 2006

Commission File Number: 51848

ALDA Pharmaceuticals Corp.

(Translation of registrant’s name into English)

635 Columbia St. New Westminster, B.C., Canada, V3M 1A7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]               Form 40-F ��

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ��              No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALDA Pharmaceuticals Corp.

Date:    March 28, 2008

By:

“Terrance G. Owen”

Name:

Terrance G. Owen, Ph.D., M.B.A.

Title:

President & CEO

_____________________________________________________________________________________________

ALDA PHARMACEUTICALS CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited, Prepared by Management)

DECEMBER 31, 2006

__________________________________________________________________________________________________________________

ALDA Pharmaceuticals Corp - 2nd Quarter Financials 2006

ALDA PHARMACEUTICALS CORP.

INTERIM CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE PERIOD ENDED

	December 31 2006 (Unaudited)	June 30 2006 (Unaudited)
ASSETS
Current Assets
Cash and Equivalents	$ 2,329	$ 28,480
Receivables	25,110	29,056
Inventory	25,303	31,280
Prepaids	2,942	3,857

	55,684	92,673

Property and Equipment (Note 2)	4,059	8,199

Intangible Assets (Note 3)	116,000	116,000

	$ 175,743	$ 216,872

LIABILITIES
Current Liabilities Accounts Payable and Accrued Liabilities	$ 131,723	$ 59,504

SHARE CAPITAL AND DEFICIT

Share Subscriptions Received	-	25,000

Share Capital (Note 4(b))	2,166,270	2,094,770

Contributed Surplus (Note 4(f))	114,899	79,299

Deficit	(2,237,149)	(2,041,701)

	44,020	157,368

	$ 175,743	$ 216,872

Commitments (Note 7)

Approved By Directors

________________________

Director

________________________

Director

See accompanying notes to the interim consolidated financial statements

__________________________________________________________________________________________________________________

ALDA Pharmaceuticals Corp - 2nd Quarter Financials 2006

ALDA PHARMACEUTICALS CORP.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE PERIOD

	Three Months Ended December 31		Six Months Ended December 31
	2006	2005	2006	2005
Sales	$ 64,356	$ 60,285	$ 121,931	$ 117,168

Cost of Sales	(40,417)	(39,080)	(78,576)	(74,203)

Gross Profit	23,939	21,205	43,355	42,965

General & Administration Expenses

Advertising and Promotion	1,537	448	2,800	1,282
Amortization	2,070	2,070	4,140	4,140
Bad Debts	0	355	0	355
Conference/Travel	203	410	344	1,633
Consulting (Notes 6 (a),(c) and 4(d)	45,000	45,000	100,600	90,000
Dues and Filing Fees	7,817	11,898	10,368	12,929
Insurance	926	926	1,852	1,852
Interest and Bank Charges	571	530	952	1,522
Investor Relations (Notes 4(d))	1,582	17,718	7,200	33,377
Legal and Accounting	14,962	39,286	20,240	43,711
Office and Miscellaneous	4,943	4,430	9,790	9,242
Product Development	10,317	7,051	19,642	16,166
Rent (Note 6 (b))	6,798	7,479	14,775	14,958
Wage and Benefits (Notes 4(d))	17,395	21,978	56,645	43,400

Total General & Administration Expenses:	114,121	159,579	249,348	274,567

Loss from Operations	(90,182)	(138,374)	(205,993)	(231,602)

Other Income / (Expense)
Net Gain on Legal Settlement (Note6)	0	0	10,545	37,383
Interest Revenue / (Expense)	0	1,161	0	1,372

	0	1,161	10,545	38,755

Loss for the Period	(90,182)	(137,213)	(195,448)	(192,691)

Deficit, Beginning of Period	(2,146,967)	(1,719,035)	(2,041,701)	(1,663,401)

Deficit, End of Period	$ (2,237,149)	$ (1,856,248)	$ (2,237,149)	$(1,856,248)

Loss Per Share	(0.00)	(0.01)	(0.01)	(0.01)

Weighted Average of Shares Outstanding	22,230,404	16,210,056	21,655,295	16,210,056

*See accompanying notes to the interim consolidated financial statements

__________________________________________________________________________________________________________________

ALDA Pharmaceuticals Corp - 2nd Quarter Financials 2006

ALDA PHARMACEUTICALS CORP.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE PERIOD

	Three Months Ended December 31		Six Months Ended December 31
	2006	2005	2006	2005

Cash Provided by (used in):
Operations:

Loss for the Period	$ (90,182)	$ (137,213)	$ (195,448)	$ (290,442)
Item Not Involving Cash
Amortization	2,070	2,070	4,140	3,593
Stock-Based Compensation	0	656	35,600	6,848
	(88,112)	(134,487)	(155,708)	(280,001)

Changes in Non-Cash Working Capital Items
Decrease/ (Increase) in Accounts Receivable	2,377	(11,981)	3,946	21,240
Decrease/ (Increase) in Inventory	(190)	7,814	5,977	66,749
Decrease/ (Increase) in Prepaid	1,269	(13,734)	915	7,474
(Decrease)/ Increase in Accounts Payable and Accrued Liabilities	57,605	15,809	72,219	18,357
	(27,051)	(136,579)	(72,651)	(166,181)

Investing Activities:
Repayment of Note Receivable	0	988	0	7,988
	0	988	0	7,988

Financing activities:
Share Subscriptions Received / (Refunded)	0	195,800	0	195,800
Proceeds on Issuance of Shares	0	0	46,500	0
	0	195,800	46,500	195,800

Increase/ (Decrease) in Cash	(27,051)	60,209	(26,151)	32,301

Cash, Beginning of Period	29,380	43,755	28,480	71,663

Cash, End of Period	$ 2,329	$ 103,964	$ 2,329	$ 103,964

*See accompanying notes to the interim consolidated financial statements

__________________________________________________________________________________________________________________

ALDA Pharmaceuticals Corp - 2nd Quarter Financials 2006

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED DECEMBER 31, 2006

1.

Nature of Operations

The Company was incorporated under the Company Act of British Columbia on May 30, 2000 and was classified as a Capital Pool Company as defined by the policies of the TSX Venture Exchange (“the Exchange”).  The Company completed its required Qualifying Transaction on November 13, 2003.   As a result of the Company completing the Qualifying Transaction, it ceased to be a Capital Pool Company, and its shares resumed trading on the Exchange effective November 19, 2003.

The Company’s main business activity is the development, production and marketing of infection control agent products, principally a product marketed as T36® Disinfectant.

Effective November 26, 2003, the name of the Company was changed from Duft Biotech Capital Ltd. to ALDA Pharmaceuticals Corp.

These interim consolidated financial statements include the accounts of ALDA Pharmaceuticals Corp. (“the Company”) and its wholly-owned subsidiary, Sirona Therapeutics Corp., whose name was changed on January 12, 2006 from “ALDA Institute For Preventive Health Care, Inc.”. On the same date, the Company has entered into a Technology License and Option Agreement with Sirona for the purposes of developing and commercializing therapeutic applications of ALDA’s patent-pending T36® infection control technology.

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles has been condensed or omitted.  These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company’s latest annual filing.  In the opinion of the Company, the unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim period presented.

2.

Property and Equipment

	December 31, 2006			June 30, 2006
	Cost	Accumulated Amortization	Net	Net
Furniture and Fixtures	$ 7,683	$ 5,781	$ 1,902	$ 2,670
Computer Equipment	22,482	20,325	2,157	,529
	$ 30,165	$ 24,036	$ 4,059	$ 8,199

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ALDA Pharmaceuticals Corp - 2nd Quarter Financials 2006

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED DECEMBER 31, 2006

3.

Intangible Assets

The intangible assets balance represents the carrying amount of certain intellectual property acquired in its Qualifying Transactions.  These assets were determined to have an indefinite life.  No further impairment loss against earnings was recognized for the 2006 year.  The net recoverable amount was estimated by management based on expected future cash flows that could be reasonably predicted.

The carrying amount of Intangible Assets was determined as follows:

Original Purchase Cost		$ 540,000
Less:
Impairment Loss in 2004	$ (179,000)
Impairment Loss in 2005	(245,000)
Impairment Loss in 2006	-
(424,000)
Balance as at June 30, 2006 and
December 31, 2006		$ 116,000

4.

Share Capital

a)

Authorized:

Unlimited common shares without par value

b)

Issued and outstanding:

Issued:	Number of Shares	Amount
Balance as at June 30, 2005	15,784,404	$ 1,856,285
Private Placement (i)	3,916,000	195,800
Private Placement (ii)	1,100,000	55,000
Share Issue Costs	-	(12,315)
Balance as at June 30, 2006	20,800,404	2,094,770
Private Placement (iii)	1,430,000	71,500
Balance as at December 31, 2006	22,230,404	$ 2,166,270

i)

On December 21, 2005, the Company completed a private placement of 3,916,000 units of the Company at a price of $0.05 per unit for gross proceeds of $195,800. Each unit consists of one common share of the company and one share purchase warrant, each warrant entitling the holder to purchase one common share at a price of $0.10 per share for a period of 12 months following the closing date.  Legal fees in the amount of $5,352 were incurred in connection with the private placement.

__________________________________________________________________________________________________________________

ALDA Pharmaceuticals Corp - 2nd Quarter Financials 2006

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED DECEMBER 31, 2006

4.

Share Capital (continued)

ii)

On June 22, 2006, the Company completed a private placement of 1,100,000 units of the Company at a price of $0.05 per unit for gross proceeds of $55,000.  Each unit consists of one common share of the Company and one share purchase warrant, each warrant entitling the holder to purchase one common share at a price of $0.10 per share for a period of 12 months following the closing date.  Legal fees in the amount of $6,963 were incurred in connection with the private placement.

iii)

On September 13, 2006, the Company completed a private placement of 1,430,000 units of the Company at a price of $0.05 per unit for gross proceeds of $71,500.  Each unit consists of one common share of the Company and one share purchase warrant, each warrant entitling the holder to purchase one common share at a price of $0.10 per share for a period of 12 months following the closing date.  The share subscription of $25,000 was received and recognized in the 2006 fiscal year.  The remaining balance of $46,500 was received and recognized for the period ended December 31, 2006.

c)

Escrowed shares:

During the period ended December 31, 2006, 733,163 escrow shares were released from the trust.  There are no more escrow shares held in the trust subsequent to the period ended December 31, 2006.

__________________________________________________________________________________________________________________

ALDA Pharmaceuticals Corp - 2nd Quarter Financials 2006

d)

Incentive stock options:

A summary table summarizes information about stock options outstanding at December 31, 2006:

	Number of Shares	Weighted Average Exercise Price
Outstanding as at June 30, 2005	1,290,000	$ 0.19
Less: Expired During the Year	(752,353)	0.20
Outstanding as at June 30, 2006 (i)/(ii)	537,647	0.19
Less: Expired During the Period	(237,647)	0.17
	(100,000)	0.20
	(100,000)	0.20
Add: Granted During the Period
- Consultants/Advisors(i)	730,000	0.10
- Directors/Officers (ii)	900,000	0.10
- Employees (ii)	250,000	0.10
Outstanding as at December 31, 2006	1,980,000	$ 0.11

The following table summarizes information about stock options outstanding at December 31, 2006:

Number of Shares	Exercise Price	Expiry Date	Number Exercisable
20,000	$ 0.20	February 28, 2007	20,000
80,000	$ 0.20	April 4, 2007	80,000
1,580,000	$ 0.10	August 2, 2008	1,580,000
300,000	$ 0.10	August 2, 2011	100,000
1,980,000			1,880,000

__________________________________________________________________________________________________________________

ALDA Pharmaceuticals Corp - 2nd Quarter Financials 2006

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED DECEMBER 31, 2006

4.

Share Capital (continued)

d)

Incentive stock options (continued):

i)

During the period ended December 31, 2006, the Company granted options to acquire 730,000 common shares of the Company to consultants and scientific advisors for providing investor relations services and scientific advisory services, respectively, to the Company.  Options to acquire 730,000 common shares of the Company have an exercise price of $0.10 per share. 430,000 options are exercisable for a period of two years with the remaining balance of 300,000 options exercisable for a period of five years from the date of grant. 530,000 options vested immediately.  The remaining options are subject to other performance criteria. The options to acquire 430,000 common shares of the Company have an estimated fair value of $0.02 per share ($8,600) and the options to acquire 300,000 common shares of the Company have an estimated fair value of $0.04 per share ($12,000).  $12,600 has been recognized for the period ended December 31, 2006.

ii)

During the same period, the Company granted options to acquire 1,150,000 common shares of the Company to employees, directors and senior officers.  The options have an exercise price of $0.10 with an exercisable term of two years from the date of the grant.  The options vested immediately with an estimated fair value of $0.02 per share, $23,000 was recognized for the period ended December 31, 2006.

Stock-based compensation expense is presented in the Statement of Operations and Deficit as follows:

December 31, 2006
Consulting	$ 10,600
Investor relations	2,000
Wages and benefits	23,000
Total stock-based compensation	$ 35,600

The fair value-based accounting method was applied to all stock options granted during the 2007 year.  No options were granted during the 2006 year.

The fair value of each option was estimated as at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

2007
Dividend yield	0%
Expected volatility	118.14%
Risk free interest rate	4.16%
Expected average option term	2.48 years

The Black-Scholes model, used by the Company to calculate option values was developed to estimate fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company’s stock option awards.  This model also requires highly subjective assumptions, including future stock price, volatility, and expected time until exercise, which greatly affects the calculated value.

__________________________________________________________________________________________________________________

ALDA Pharmaceuticals Corp - 2nd Quarter Financials 2006

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED DECEMBER 31, 2006

4.

Share Capital (continued)

e)

Warrants:

The Company has issued warrants entitling the holders to acquire common shares of the Company.  A summary of changes in unexercised warrants is presented below.

	Warrants @ $0.235 (1)	Warrants @ $0.20 (2)	Agent Warrants @ $0.20 (3)	Warrants @ $0.10 (4)	Warrants @ $0.10 (5)	Warrants @ $0.10 (6)	Warrants @ $0.10 (7)	Total
Outstanding June 30, 2005	6,000,000	3,000,000	220,500	-	-	-	-	9,220,500
Granted during year	-	-	-	3,916,000	1,100,00	-	-	5,016,000
Expired during year	(6,000,000)	-	-	-	-	-		(6,000,000)
Outstanding, June 30, 2006	-	3,000,000	220,500	3,916,000	1,100,000	-	-	8,236,500
Granted during period	-	-	-	-	-	1,430,000	-	1,430,000
Expired during period	-	(3,000,000)	(220,500)	(3,916,000)	-	-	-	(3,220,500)
Warrant Extension	-	-	-	-	-	-	3,916,000
Outstanding December 31, 2006	-	-	-	-	1,100,000	1,430,000	3,916,000	6,446,000

(1)

Terms of the warrants were amended to reduce the exercise price to $0.235 per share, exercisable until November 13, 2005

(2)

Exercisable until September 15, 2006, granted pursuant to private placement

(3)

Exercisable until September 15, 2006, granted pursuant to private placement

(4)

Warrants granted pursuant to private placement (Note (b)(i)) were expired on December 22, 2006

(5)

Exercisable until June 22, 2007, granted pursuant to private placement (Note (b)(ii))

(6)

Exercisable until September 12, 2007, granted pursuant to private placement (Note (b)(iii))

(7)

Terms of the warrants in (4) were amended to extend the exercisable period of the warrants in (4) to December 22, 2007 at the exercise price of $0.10 per share

The fair value of agent warrants to acquire 220,500 common shares of the Company at a price of $0.20 per share was estimated to be approximately $0.01 per warrant (totaling $2,205), using the Black-Scholes option pricing model.

__________________________________________________________________________________________________________________

ALDA Pharmaceuticals Corp - 2nd Quarter Financials 2006

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED DECEMBER 31, 2006

4.

Share Capital (continued)

f)

Contributed surplus:

Contributed surplus at December 31, 2006, is summarized as follows:

Balance, June 30, 2005	$78,143
Options issued to consultants	1,156
Balance, June 30, 2006	79,299
Options issued to consultants/advisors (Note 4(d)(i))	12,600
Options issued to directors/officers (Note 4(d)(ii))	18,000
Options issued to employees (Note 4(d)(ii))	5,000
Balance, December 31, 2006	$114,899

5.

Gain on Legal Settlement

(i)

A company opposing a trademark application made in Canada by ALDA commenced legal proceedings during the 2003 year claiming damages in respect to alleged infringement of trademark.  ALDA had filed a Statement of Defence.  The Statement of Claim was subsequently amended to add the Company as a defendant in the action.

On May 23, 2005, the Company entered into a Settlement agreement with that company, whereby the Company agreed to terminate the use, and application for registration of, the trademark “Viralex”. The Company must discontinue the use of that trademark in advertising and other promotional disclosures, liquidate its inventory of goods bearing the trademark “Viralex”, and rename the Viralex product within twelve months from the date of the agreement, in consideration for payment of $30,000 (US). These funds were held in escrow by the Company’s lawyer until the Company issued a press release regarding the settlement of the trademark dispute, and withdrew its application for the “Viralex” trademark, which occurred during the period ended September 30, 2005.

(ii)

On August 2, 2005, the Company received the proceeds from the Company’s lawyer regarding the settlement of the trademark dispute. The proceeds of the settlement for a total amount of $37,383 ($30,000 (US)) has been recorded in the Statement of Operations and Deficit as “Gain on legal settlement” for the period ended September 30, 2005.

During the 2005 year, the Company commenced legal action against the competitor described above with respect to certain alleged defamatory statements made by the competitor.  This claim was settled effective July 12, 2006, by an agreement under which the Company is to receive an amount of $15,000 from the competitor.  The proceeds of the settlement, net of associated legal costs in the amount of $4,455, have been recognized in the Statement of Operations and Deficit for the period ended December 31, 2006.

__________________________________________________________________________________________________________________

ALDA Pharmaceuticals Corp - 2nd Quarter Financials 2006

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED DECEMBER 31, 2006

6.

Related Party Transactions

a)

During the three month period ended December 31, 2006, the Company incurred consulting fees of $30,000.   (2005:  $30,000) to companies controlled by directors of the Company.

b)

During the three month period ended December 31, 2006, the Company incurred premises rent of $6,798 (2005: $7,480) to a company controlled by a director of the Company.

c)

During the three month period ended December 31, 2006, the Company incurred consulting fees of $15,000:     (2005: $15,000) to a major shareholder of ALDA.

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7.

Commitments

a)

Effective January 1, 2006, the Company entered into an agreement to lease its office premises with a term of one year.  The Company’s remaining minimum lease payment obligations under the agreement as at June 30, 2006, totaled $17,070, payable in the 2007 year.

b)

During the 2006 year, the Company entered into an agreement with its product supplier.  Under the agreement, the supplier assumes all the costs of manufacturing of the Company’s T36® products, and as consideration, receives a percentage, ranging from 40% to 65%, of the Company’s selling price.  The supplier also has a right of first refusal to manufacture other products from the Company.  The agreement will be terminated by either party with 90 days written notice.

c)

The Company has entered into agreements with third parties in other countries in respect to the manufacturing and distribution of the Company’s products in those countries.  Obligations of the Company in respect to these agreements will arise when necessary government approvals in those countries are obtained and sales commence.

d)

The Company entered into an agreement effective July 21, 2005 with a third party which is to assist the Company with registration of T36® products with the United States Environmental Protection Agency.  As consideration, the third party is to receive a declining percentage of net sales of T36® products in the United States ranging from 1 to 7%, commencing 90 days after registration, for a period of seven years.

e)

During the period, the Company entered into an agreement with Rhone Alternative Marketing Partners (“RAMP”) of Geneva, Switzerland to assist the Company in raising substantial capitals in Europe to undertake the testing and registration of the topical therapeutic applications of ALDA’s T36® technology.

f)

During the period, the Company entered into an agreement with Group 270 Sales & Marketing   Inc. (“Group 270”) to assist the Company in introducing and marketing ALDA’s T36® Personal Disinfectant into major regional and national pharmacy chains across Canada.

__________________________________________________________________________________________________________________

ALDA Pharmaceuticals Corp - 2nd Quarter Financials 2006

ALDA PHARMACEUTICALS CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED DECEMBER 31, 2006

8.

Subsequent Event

a)

Subsequent to the period ended December 31, 2006, the Company received its certificate of approval from the Fujian Centre of Disease Control for T36® Disinfectant.  This certificate allows ALDA's agent to apply to the Chinese National Centre for Health Inspection and Supervision for approval to manufacture T36® Disinfectant for sale in China and for export.

__________________________________________________________________________________________________________________

ALDA Pharmaceuticals Corp - 2nd Quarter Financials 2006

ALDA Pharmaceuticals Corp. 635 Columbia Street, New Westminster, British Columbia,V3M 1A7 Telephone:604-521-8300; Facsimile:604-521-8322

Form 51-102F1

Management’s Discussion & Analysis

for the quarter ended December 31, 2006

March 1, 2007

The statements contained in this report that are not purely historical are forward-looking statements. “Forward looking statements ” include statements regarding our expectations, hopes, intentions or strategies regarding the future. Forward looking statements include: statements regarding future products or products or product development; statements regarding future selling, general and administrative costs and research and development spending; and our product development strategy; statements regarding future capital expenditures and financing requirements; and similar forward looking statements. It is important to note that our actual results could differ materially from those in such forward-looking statements.

__________________________________________________________________________________________________________________

ALDA Pharmaceuticals Corp - 2nd Quarter Financials 2006

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE QUARTER ENDED DECEMBER 31, 2006

1.1

Date

This Management Discussion and Analysis (“MD&A”) for the quarter is dated March 1, 2007 and should be read in conjunction with the consolidated financial statements of ALDA Pharmaceuticals Corp. (“ALDA” or the “Company”) for the financial year ended December 31, 2006. All financial information is expressed in Canadian dollars and is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

1.2

Overall Performance

On November 13, 2003, ALDA Pharmaceuticals Corp., formerly Duft Biotech Capital Ltd., completed the acquisition of the assets of 513947 BC Ltd., formerly ALDA Pharmaceuticals Inc. (“the Qualifying Transaction”), and a $1.2 Million financing arranged by Canaccord Capital Corporation (“the Financing”).

ALDA has developed a family of wide spectrum, non-toxic, non-corrosive, biodegradable infection control products based on its patent pending T36® technology. The emergence of SARS, Norwalk Virus and new strains of influenza have created a market demand for a highly effective, non-toxic and environmentally friendly disinfectant. ALDA’s first product, T36® Disinfectant, has been tested on over 50 infectious bacteria, viruses and fungi. T36® Disinfectant kills on contact and is virtually 100% effective in destroying all of them, including HIV, Polio, Legionella and the Norwalk-like virus, within a 3-minute period and Tuberculosis within 5 minutes. T36® Disinfectant has been approved by Health Canada for use as a hospital grade, surface disinfectant and by the Canadian Food Inspection Agency (CFIA). T36® Disinfectant is available through distributors in Canada, the EU and the worldwide web to consumers internationally. The ability to kill Polio and TB means that T36® Disinfectant is also acknowledged to be effective against all bacteria and viruses including Avian Flu, SARS, Norwalk Virus, HIV, Legionella and Hepatitis.

The market for disinfectant products is competitive.  Competitors are already well established in the market for disinfectant products.  The introduction of a new product into an existing market can be met with aggressive marketing, price cutting and distribution impediments by competitors.  To obtain market share, the Company must penetrate a market with established competitors and to obtain sufficient recognition to be able to displace existing disinfectant products.  Substantial funds will have to be spent on marketing and education.  Competitors may be developing new technologies and new products that will offer significant improvements over existing products, including those offered by the Company.

Market knowledge of the ALDA name is limited.  ALDA will need to devote considerable resources to educate new markets about the Company products it offers.  In establishing new markets, the Company will be competing with companies that are potentially already entrenched in such markets or that may be better funded than the Company.  ALDA also faces significant costs and risks associated with the protection and exploitation of its intellectual property.  Competitors with significantly more resources may have an advantage over the Company in terms of the establishment, protection and exploitation of patents and other intellectual property.  All of these factors are material to the Company and its business.

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ALDA Pharmaceuticals Corp - 2nd Quarter Financials 2006

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE QUARTER ENDED DECEMBER 31, 2006

1.3

Selected Information

For the three months ended on	December 31, 2006	December 31, 2005	December 31, 2004
Revenue(1)	$ 64,356	$ 60,285	$ 54,369
Net Loss	$ (90,182)	$ (137,213)	$ (150,040)
Basis and Diluted Loss Per Share	$ (0.00)	$ (0.01)	$ (0.01)
Total Assets	$ 175,743	$ 312,192	$ 565,527
Long-Term Liabilities	$ 0	$ 0	$ 0

(1) Interest Income Excluded

The Company recognized a small increase in sales during the quarter ended December 31, 2006 comparing to the corresponding quarters in 2004 and 2005.  However the sales generated from the current product line was not enough to offset the expenses and during the quarter ended December 31, 2006, the Company experienced a loss of $90,182 from the operations.  Current liabilities, consisting of accounts payable and accruals increased from $74,118 on December 31, 2005 to $131,723 on December 31, 2006. A significant portion of the accounts payable is compensation that has not yet been paid to the executives of the company. Current assets declined from $183,853 on December 31 2005 to $55,684 on December 31, 2006.  The Company did not receive any additional external funding from equity financing during the quarter ended December 31, 2006.

1.4

Results of Operations

Sales

For the three months and six months ended December 31, 2006, sales were $64,356 and $121,931, respectively, compared to $60,285 and $117,168, respectively, for the same corresponding period ended December 31, 2005. Sales generated for the period were due to the sale of the company’s surface disinfectant, T36® Disinfectant and T36® Hand Sanitizer, through its distributors to first responders, dental and beauty markets.

Cost of sales

The cost of sales for the three months ended December 31, 2006 was $40,417, compared to $35,124 for the same quarter ended in 2005.  $78,576 was incurred for the cost of sales for the six month period ended December 31, 2006 compared to $75,203 for the corresponding period in 2005.  Cost of sales includes the direct costs of the inventory sold during the period plus warehousing costs and handling charges.

Gross Profit (Loss)

For the three months ended December 31, 2006, a 37% profit margin of $23,939 was observed which was in line with the profit margin of 35% or $21,205 in the same quarter ended on 2005. For the six months ended December 31, 2006, a 36% profit margin of $43,355 was observed which was in line with the profit margin of 37% or $42,695 in the same quarter ended on 2005.

Advertising and promotion

Advertising and promotion costs for the three months ended December 31, 2006 were $1,537 compared to $448 for same period ended on 2005. As the Company is trying to promote the T36® Personal Disinfectant to a more broadly targeted market, the Company expects to see an increase in marketing expenditures in the future.  Costs in this category include printing costs for marketing materials and providing samples of products to existing and potential distributors and customers.

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ALDA Pharmaceuticals Corp - 2nd Quarter Financials 2006

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE QUARTER ENDED DECEMBER 31, 2006

Consulting

Consulting fees for the three months and six months ended December 31, 2006 were $45,000 and $100,600, respectively, $10,600 of was related to stock options granted to a consultant to the Company during the six month period. In the corresponding periods ended December 31, 2005, the consulting fees were $45,000 and $90,000 respectively. The remuneration of the executives of the company for services provided through their consulting companies was as follows.

●

$15,000 to 503213 BC Ltd., a company controlled by Dr. Terrance G. Owen, President & CEO, for services related to directing the technical aspects of research and development, product testing, domestic and international product registrations and intellectual property protection; negotiating and establishing international marketing agreements; assisting with domestic and international sales and marketing strategies, marketing materials, internet marketing and investor relations activities; directing the company’s legal and accounting professionals; advising officers and directors of company matters and ensuring that the regulatory requirements of the company are fulfilled.

●

$15,000 to 612480 BC Ltd., a company controlled by Peter Chen, CFO, for advising on the financial aspects of research and development, product testing, domestic and international product registrations and intellectual property protection; negotiating and establishing international marketing agreements; assisting with domestic and international sales and marketing strategies, marketing materials, internet marketing and investor relations activities; directing the company’s legal and accounting professionals; advising officers and directors of company matters and ensuring that the regulatory requirements of the company are fulfilled.

●

$15,000 to 680806 BC Ltd., a company controlled by Dr. Allan Shapiro for advising on and assisting with research and development, marketing and sales, product testing, domestic and international product registrations and intellectual property protection and attending conferences, conducting seminars and training sessions and providing presentations at conferences.

Investor relations

The funds allocated to this category decreased substantially over the periods ended December 31, 2006.  Investor relations activities amounted to $1,582 for the three months ended December 31, 2006 compared to $17,718 incurred in the corresponding period of the previous year and $7,200 for the 6 months ended December 31, 2006 compared to $33,377 in the corresponding period for the previous year. Expenses  in this category for the  three and six month periods ended December 31, 2006 were mainly due to the dissemination of news releases provided by Canada Newswire and CCN Matthews. In the previous year, services provided by E-Vestor Relations came to an end on December 16, 2005 and the services of Insight Financial Marketing Network, Inc. were engaged at a cost of $7500 for the quarter ended December 31, 2005. During the six month period ended December 31, 2006, $2,880 of the costs were non-cash stock-based compensation for the stock options granted to Freeform Communications Inc.

Legal and accounting fees

Legal and accounting fees were $14,962 for the three months period and $20,240 for the six months ended December 31, 2006 compared to $39,286 and $43,711 for the same corresponding period ended December 31, 2005, respectively.  Accounting fees primarily consisted of the cost of the reviewing the quarterly statements. Legal fees incurred in the period included costs for closing of private placements, the completion of legal action against a competitor and other general legal matters.

Product registration

Product development costs for the three months and six months ended December 31, 2006 were $10,317 and $19,642 respectively compared to $7,051 and $16,166 for the same corresponding months ended December 31, 2005.  Costs incurred in this category were primary due to laboratory testing and intellectual property protection.

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ALDA Pharmaceuticals Corp - 2nd Quarter Financials 2006

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE QUARTER ENDED DECEMBER 31, 2006

Wages and benefits

Wages and benefits were $17,395 and $56,645, respectively, for the three months and six months ended December 31, 2006.  $23,000 of $56,645 incurred was booked to the stock options granted to the employees and directors during the period. In a comparable three months and six months ended December 31, 2005, the wages and benefits were $21,978 and $43,400. Costs in this category include wages paid to the accounting and administrative assistance and to the sales and marketing staff.

Other income

Interest income earned from the deposits for the three months and six months ended December 31, 2006 was zero compared to $1,161 and $1,372 for the corresponding three months and six months period ended December 31, 2005, respectively.  Net of associated legal expenses, a $10,545 gain on a legal settlement with respect to the certain alleged defamatory statements made by a competitor, as described in note 5(ii), was recognized and recorded in the Statements of Operations and Deficits for the period ended December 31, 2006.  The net gain on a legal settlement in the comparable period ended December 31, 2005 was $37,383 (US$30,000) paid by JohnsonDiversey Inc. to the Company to resolve a trademark dispute over the name “Viralex”.

Loss for the period

The loss for the three months and six months ended December 31, 2006 was $90,182 and $195,448, respectively, compared to $137,213 and $192,691 for the same corresponding periods ended December 31, 2005.  Loss for periods ended December 31, 2006 and December 31, 2005 was reduced by recognizing a gain from legal settlement of $10,545, and $37,383 (US$30,000), respectively.  The Company remains committed to launch new products, such as the T36® Personal Disinfectant, in the foreseeable future as announced in a news release dated December 5, 2006 about the appointment of Group 270 to build retail sales.  The pursuit of the new products requires the Company to invest continuously in research and development, foreign registrations and intellectual property protection. As a result, further losses will be recognized in the subsequent periods.

Loss per share

The loss per share for the three months period ended December 31, 2006 was $0.00 compared to a loss per share of 0.01 in the same period ended December 31, 2005.  The loss per share was calculated based on the loss for the period and the weighted average of shares outstanding during that relevant period.

Use of proceeds

The estimated use of proceeds from the private placement as described in a news release issued on November 17, 2005 is provided below. The financing was closed on December 22, 2005.

Purpose	Proposed use of funds	Estimated use of funds to date	Variance to date
Net proceeds of the Financing	$195,800	$156,709	$ 39,091
New Product Introductions	$155,800	$127,949	$ 27,851
U.S. securities fees and expenses	$ 40,000	$ 28,760	$ 11,240

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ALDA Pharmaceuticals Corp - 2nd Quarter Financials 2006

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE QUARTER ENDED DECEMBER 31, 2006

1.5

Summary of Quarterly Results

Quarter ended	Dec/06	Sept/06	Jun/06	Mar/06	Dec/05	Sep/05	Jun/05	Mar/05
Revenue	64,356	57,575	58,736	48,035	61,446	57,094	75,210	46,645
Net loss	90,182	105,266	67,371	118,084	137,213	55,633	370,908	134,638
Loss/share	0	0	0	0	0	0	0	0
Total assets	175,743	208,320	216,872	207,800	312,192	237,141	300,893	678,887

The revenues generated primarily from the sale of T36® Disinfectant in Canada for the quarter ended December 31, 2006 were higher than the historical average of average $58,205 per quarter. This is most likely due to the addition of the T36® Hand Sanitizer to the line of products. In general, a reduction in operating losses has been observed but net losses have fluctuated due to a write-down of assets of $245,000 in the quarter ended June 30, 2005, a gain of $37,383 on a legal settlement in the quarter ended September 30, 2005, higher than usual legal costs in the quarter ended December 31, 2005, and the addition of stock option related expenses being realized in the quarter ended September 30, 2006. Resources spent on patenting, research and development, and product registrations have declined as these tasks have been largely completed or are in the registration or review process. Total assets were largely stabilized over the quarters as the Company received external funding from the private placements. All resources were invested in marketing, product development, intellectual property protection and the other requirements of an operating company that is introducing a new technology and products to the market.

1.6

Liquidity

Although the company generates revenues from the sale of its lead product, T36® Disinfectant, sales are still occurring only in Canada. Approvals have been obtained for T36® Disinfectant in the European Union and Malaysia but no sales have been realized in these jurisdictions. Approval for T36® Disinfectant was received in China as announced by the Company in a news release dated November 30, 2006. The Company’s agent is now seeking manufacturing approval in China for T36® Disinfectant. The company now has trained staff in place to undertake sales and marketing initiatives in Canada and internationally as opportunities arise. The company is also focused on developing, testing, patenting, and introducing new products to the market and seeking licenses or partners for certain applications of the T36® technology. The first new product to be introduced is T36® Personal Disinfectant as announced by the company in a news release dated December 5, 2006. Management is also evaluating the possibility of acquiring technologies that are complementary to T36® and launching similar type of products lines in the subsequent future. It is expected that the company will need to undertake further financings

1.7

Capital resources

As of December 31, 2006, the Company had 22,230,404 common shares issued and outstanding. The Company has 6,446,000 unexercised outstanding warrants priced at $0.10 as summarized in Note 4e. During the period, the Company received an approval from TSX to extend 3,916,000 Warrants that should have been expired on December 21, 2006 to December 21, 2007 at the same exercise price of $0.10 per share.  The outstanding stock options as at December 31, 2006, as summarized in Note 4d, were 1,980,000 with a weighted average exercise price of $0.11 per option. Subsequent to the period, 20,000 Options priced at $0.20 will expire on February 28, 2006 and an additional 80,00 options priced at $0.20 will expire on April 4, 2007.

At this current stage, there is no guarantee that the Company will derive any proceeds from the exercise of outstanding warrants and there is no assurance that additional funding will be available to the Company to fulfill its business objectives.  There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.

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ALDA Pharmaceuticals Corp - 2nd Quarter Financials 2006

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE QUARTER ENDED DECEMBER 31, 2006

1.7

Capital resources (continued)

Many of the Company’s products still require further development and laboratory testing in order to obtain required regulatory approvals.  A lack of funds will impair the ability of the Company to complete such tests.  A lack of funds will also impair the Company’s ability to establish marketing and sales plans once the products have been approved for sale.  If adequate financing is not available when required, the Company may be required to delay, scale back or eliminate various activities and may be unable to continue in operation.  ALDA may seek such additional financing through debt or equity offerings, but there can be no assurance that such financing will be available on terms acceptable to the Company or at all.  Any equity offering will result in dilution to the ownership interests of the Company’s shareholders and may result in dilution to the value of such interests.

1.8

Off-Balance Sheet Arrangements

The company is not aware of any off-balance sheet transactions requiring disclosure.

1.9

Transactions with Related Parties

Certain transactions with related parties are detailed in Note 6 under the paragraph entitled “Related Party Transactions”. For the three months and six months ended December 31, 2006, Rent of $6,798 (2005: $7,479) and $14,775 (2005: $14,958) was paid to Duft Enterprises Corp., a company controlled by Terrance G. Owen, President & CEO.

1.10

Second Quarter Events, 2007

During the period ended December 31, 2006, the company's T36 disinfectant has passed a series of tests conducted at the Fujian Bioengineering University College to satisfy the registration requirements of the Chinese Centre for Disease Control and Prevention for disinfectant products as announced by the company in a news release dated November 30, 2006.

During the same period, the Company entered into an agreement with Rhone Alternative Marketing Partners (“RAMP”) of Geneva, Switzerland to assist the Company is raising capitals in Europe to undertake the testing and registration of the topical therapeutic applications of ALDA’s T36® technology as announced by the company in a news release dated December 6, 2006

During the same period, the Company entered into an agreement with Group 270 Sales & Marketing Inc. (“Group 270”) to assist the Company in introducing and marketing ALDA’s T36® Personal Disinfectant into major regional and national pharmacy chains across Canada as announced by the company in a news release dated December 5, 2006.

During the same period, the Company announced, in a news release dated December 28, 2006, that the TSX Venture Exchange consented to the extension of the expiry date of 3,916,000 warrants issued on December 21, 2005 and with an exercise price of $0.10, pursuant to a private placement of 3,916,000 shares and due to expire on Dec. 21, 2006, to December 21, 2007.

1.11

Proposed Transactions

The company is not aware of any proposed transactions requiring disclosure.

1.12

Critical Accounting Estimates

The company is a venture issuer and is not required to provide critical accounting estimates.

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ALDA Pharmaceuticals Corp - 2nd Quarter Financials 2006

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE QUARTER ENDED DECEMBER 31, 2006

1.13

Changes in Accounting Policies Including Initial Adoption

Effective July 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants Accounting Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments ("CICA 3870"). The new recommendations were applied prospectively to all stock-based payments to employees and non-employees granted on or after July 1, 2001. Under CICA 3870, prior to July 1, 2003, the Company was not required to record compensation expense for stock-based compensation awards granted to employees, except for employee awards that were direct awards of stock, called for settlement in cash or other assets, or were stock appreciation rights that called for settlement by the issuance of equity instruments. Consequently the adoption of the standard had no impact on the figures presented other than the pro forma disclosure contained in Note 4(d). During the year ended June 30, 2004, CICA 3870 was amended to require the use of the fair value-based method to account for stock options granted to employees. In accordance with the revised recommendations, the Company has prospectively applied the fair value-based method to all stock options granted to employees on or after July 1, 2003, whereby compensation cost is measured at fair value at the date of grant and is expensed over the vesting period.

Effective July 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook, Section 3063, Impairment of long-lived assets ("CICA 3063"). The new recommendations were applied prospectively to all long-lived assets held for use by the Company after July 1, 2003.  The financial statements include a note providing reconciliation to United States Generally Accepted Accounting Standards (“GAAS”)

1.14

Financial Instruments

The Company's financial instruments consist of cash and equivalents, receivables, note receivable, accounts payable and accrued liabilities, and loan payable. The fair value of these instruments approximates their carrying values except where otherwise noted. It is management's opinion that the Company is not exposed to significant interest, currency, or credit risk arising from these financial instruments except where otherwise noted.

1.15

Other MD&A Requirements

(a)

Additional Information

Additional information relating to the Company can be found on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com.

(b)

Disclosure of Outstanding Share Data

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ALDA Pharmaceuticals Corp - 2nd Quarter Financials 2006

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE QUARTER ENDED DECEMBER 31, 2006

1.15

Other MD&A Requirements (continued)

The following table summarizes our outstanding share capital as at December 31, 2006:

Security	Number
Each class and series of voting or equity securities for which there are securities outstanding: Common Shares	22,230,404

Each class and series of securities for which there are securities outstanding if the securities are convertible into, or exercisable or exchangeable for, voting or equity securities

Stock Options

Warrants

Convertible Debentures

1,980,000 6,446,000 0
Each class and series of voting or equity securities that are issuable on the conversion, exercise or exchange of outstanding securities above Common Shares	8,426,000

(c)

Disclosure Controls and Procedures

The management of ALDA is responsible for establishing and maintaining disclosure controls and procedures for the Company and has designed such disclosure controls and procedures, or caused them to be designed under ALDA management’s supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to ALDA management by others within those entities particularly during the period covered by this MD&A.

ALDA management has evaluted the effectiveness of the Company’s disclosure controls and procedures for the period covered by this MD&A and based on that evaluation, management has concluded that the disclosure controls and procedures are effective.

(d)

Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting.  Management has considered the effectiveness of design of the Company’s internal controls and procedures over financial reporting and has noted weaknesses in internal controls over financial reporting such as a lack of segregation of duties because of limited staff members.

Management intends to initiate steps to remedy the noted shortcomings over the next fiscal year by carrying out a management assessment of the weaknesses with a view to improving areas where weaknesses exist and implementing procedures aimed at minimizing the risk of material error in its financial reporting.

1.16

Subsequent Events to December 31, 2006

Subsequent to the period ended December 31, 2006, the Company received its certificate of approval from the Fujian Centre of Disease Control for T36® Disinfectant.  This certificate allows ALDA's agent to apply to the Chinese National Centre for Health Inspection and Supervision for approval to manufacture T36® Disinfectant for sale in China and for export.

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ALDA Pharmaceuticals Corp - 2nd Quarter Financials 2006